UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Jiayin Group Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000000005 per share

(Title of Class of Securities)

47737C104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 47737C104

(1)	NAME OF REPORTING PERSONS Sunshinewoods Holdings Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 23,446,492 (See Item 4)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 23,446,492 (See Item 4)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,446,492
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.97%[1]
(12)	TYPE OF REPORTING PERSON* CO

1

As a percentage of 213,727,404 ordinary shares (being the sum of 105,727,404 Class A ordinary shares (excluding the 2,372,596 Class A ordinary shares in the form of ADSs the issuer repurchased under its share repurchase program and held as treasury shares) and 108,000,000 Class B ordinary shares) of the issuer as of December 31, 2022.

CUSIP NO.: 47737C104

(1)	NAME OF REPORTING PERSONS Guanglin Zhang
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 23,446,492 (See Item 4)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 23,446,492 (See Item 4)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,446,492
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.97%[1]
(12)	TYPE OF REPORTING PERSON* IN

1

As a percentage of 213,727,404 ordinary shares (being the sum of 105,727,404 Class A ordinary shares (excluding the 2,372,596 Class A ordinary shares in the form of ADSs the issuer repurchased under its share repurchase program and held as treasury shares) and 108,000,000 Class B ordinary shares) of the issuer as of December 31, 2022.

Item 1(a).	Name of Issuer:

Jiayin Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18th Floor, Building No. 1, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200122, People’s Republic of China

Item 2(a).	Name of Person Filing:

Sunshinewoods Holdings Limited

Guanglin Zhang

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of Sunshinewoods Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

The address of Guanglin Zhang is Room 1602, Unit 1, First building, No. 50, Wende Road, Chenghua district, Chengdu, People’s Republic of China.

Item 2(c).	Citizenship or Place of Organization:

Sunshinewoods Holdings Limited—British Virgin Islands

Guanglin Zhang—People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.000000005 per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number:

47737C104

This CUSIP number applies to the issuer’s American depositary shares. Each ADS represents four Class A ordinary shares, par value US$0.000000005 per share.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

							Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class		Percent of Aggregate Voting Power		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Sunshinewoods Holdings Limited	23,446,492	(1)	10.97	%(2)	1.98	%(3)	23,446,492	0	23,446,492	0
Guanglin Zhang	23,446,492	(4)	10.97	%(2)	1.98	%(3)	23,446,492	0	23,446,492	0

(1)

Represents 23,446,492 Class A ordinary shares directly held by Sunshinewoods Holdings Limited, including 1,606,492 Class A ordinary shares in the form of ADSs. Sunshinewoods Holdings Limited is wholly owned by Mr. Guanglin Zhang and Mr. Guanglin Zhang is its sole director.

(2)

The percentage of class is based on a total of 213,727,404 ordinary shares (being the sum of 105,727,404 Class A ordinary shares (excluding the 2,372,596 Class A ordinary shares in the form of American depositary shares (“ADSs”) the issuer repurchased under its share repurchase program and held as treasury shares) and 108,000,000 Class B ordinary shares) of the issuer as of December 31, 2022.

(3)

Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of the Class A and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(4)	Represents 23,446,492 Class A ordinary shares, including 1,606,492 Class A ordinary shares in the form of ADSs, held through his wholly owned company, Sunshinewoods Holdings Limited.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

Sunshinewoods Holdings Limited	By:	/s/ Guanglin Zhang
	Name:	Guanglin Zhang
	Title:	Director

Guanglin Zhang	/s/ Guanglin Zhang

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement